                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

       For the period ended December 30, 2002,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     1-9645



                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION
--------------------
Independent Auditor's Report.............................................3


Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 30, 2002 and December 31, 2001..........................4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Period Ended December 30, 2002.................................5

Notes to Financial Statements............................................6


EXPLANATORY NOTE:

         The Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan was merged into the Clear Channel Communications, Inc. 401(k) Savings Plan on December 30, 2002. This is the final Annual Report on Form 11-K to be filed with respect to the Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan and is for the period of January 1, 2002 to December 30, 2002.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     UNIVERSAL OUTDOOR, INC. SALARY REDUCTION
                                     PROFIT SHARING PLAN

                                     Date:  June 26, 2003


                                     By:          /s/ Randall T. Mays
                                        ----------------------------------------
                                        Name:     Randall T. Mays
                                             -----------------------------------
                                        Title:    Executive Vice President/Chief
                                                  Financial Officer
                                              ----------------------------------

INDEPENDENT AUDITOR'S REPORT


To the Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan San Antonio, Texas


We have audited the financial statements of the Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2002 and December 31, 2001, and for the period ended December 30, 2002 as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2002 and December 31, 2001, and the changes in its net assets available for plan benefits for the period ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America.







/s/ THE HANKE GROUP, P.C.

May 14, 2003

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 30, 2002 AND DECEMBER 31, 2001
--------------------------------------------------------------------------------

ASSETS                                                        2002            2001
INVESTMENTS:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                             $     --        $12,610,823
                                                           ----------      -----------

TOTAL ASSETS                                                     --         12,610,823

LIABILITIES

Accrued expenses                                                 --              2,542
                                                           ----------      -----------

TOTAL LIABILITIES                                                --              2,542
                                                           ----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $     --        $12,608,281
                                                           ==========      ===========









--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 4

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
PERIOD ENDED DECEMBER 30, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments      $   (442,376)
  Dividends and interest                                  237,239
                                                     ------------

TOTAL INVESTMENT LOSS                                    (205,137)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                             748,608
Administrative expenses                                     4,524
                                                     ------------

TOTAL DEDUCTIONS                                          753,132
                                                     ------------

Net decrease before transfer of plan assets              (958,269)

Transfer of plan assets                               (11,650,012)
                                                     ------------

Net decrease                                          (12,608,281)


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period                                    12,608,281
                                                     ------------

End of period                                        $       --
                                                     ============





--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 5

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2002 AND DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

The following description of the Universal Outdoor, Inc. (the Company) Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective December 31, 1999, the Plan froze employer and employee contributions. Active participants were required to leave their assets in the Plan and allowed to contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen.

Effective December 30, 2002, the Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan.

CONTRIBUTIONS -- Effective December 31, 1999, the Plan froze new participation and employer and employee contributions. As a result, no contributions were made to the Plan for the period ended December 30, 2002.

Participants may reallocate their accounts among investment options offered by the Plan. The Plan previously offered ten registered investment funds and one sponsored stock fund in which participants may invest their funds.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with an allocation of the Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING -- All participants of the Plan became 100% vested as of December 31, 1999.

PARTICIPANT LOANS -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

PAYMENT OF BENEFITS -- On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.







--------------------------------------------------------------------------------

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 30, 2002 AND DECEMBER 31, 2001
--------------------------------------------------------------------------------

2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. The Plan's investments in the common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective December 31, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and four other Clear Channel Communications, Inc. sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. The investments in the Master Trust consist primarily of registered investment companies and Company sponsored stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Clear Channel Communications, Inc. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets of each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 30, 2002 and December 31, 2001, was approximately 0% and 3.7%, respectively.

4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 30, 2002 and December 31, 2001:

                                                                      2002          2001
         Clear Channel Communications common stock (unitized)*      $  --        $  647,549
         Fidelity Diversified International Fund                       --           872,563
         Fidelity Retirement Money Market Fund                         --           935,829
         Fidelity Puritan Fund                                         --         1,252,603
         Fidelity Equity Income Fund                                   --         1,366,729
         Spartan U.S. Equity Index Fund                                --         2,299,680
         Fidelity Low Price Stock Fund                                 --         4,160,885




--------------------------------------------------------------------------------

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 30, 2002 AND DECEMBER 31, 2001
--------------------------------------------------------------------------------

4.       INVESTMENTS (CONTINUED)

During the period ended December 30, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Registered investment companies                                                $(642,474)
         Common stock - Clear Channel Communications, Inc. (unitized)*                    200,098
                                                                                        ---------

                                                                                        $(442,376)
                                                                                        =========


         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Clear Channel Communications, Inc., the parent Company, paid approximately $32,000 in administrative expenses related to the Plan for the period ended December 30, 2002.

6.       PLAN TERMINATION

A corporate resolution was adopted by the Company on behalf of the Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan wherein both employer and employee contributions to the Plan were frozen as of December 31, 1999. Participants' account balances were fully vested in the Plan as of December 31, 1999. All employees of the Company became eligible to participate in the Clear Channel Communications, Inc. 401(k) Savings Plan effective January 1, 2000.

Effective December 30, 2002, the Plan was merged into the Clear Channel Communications, Inc. 401(k) Savings Plan.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Upon merger of the Plan into the Clear Channel Communications, Inc. 401(k) Savings Plan, the Plan was amended through the Clear Channel Communications, Inc. 401(k) Savings Plan. The Internal Revenue Service determined in a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) for all amendments through the first amendment dated December 23, 2002. Although the Clear Channel Communications, Inc. 401(k) Savings Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC prior to its merger.





--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

23.1     Consent of The Hanke Group, P.C.
99.1     Certification of Chief Executive Officer
99.2     Certification of Chief Financial Officer